Exhibit 99.1

Redwood Mortgage Corp., Manager                     March 26, 2020

Redwood Mortgage Investors VIII, a California Limited Partnership

Fair Value per Unit at December 31, 2019

Background

Redwood Mortgage Corp. (RMC or the manager) obtained information regarding the fair value of a unit of limited partnership interest and of net assets at December 31, 2019 (the valuation date) for Redwood Mortgage Investors VIII, a California Limited Partnership (RMI VIII or the partnership). An independent valuation firm that provides asset valuations to retirement plan sponsors, plan administrators, banking and trust companies, and ERISA plans performed the unit value analysis in accordance with scope criteria, objectives and an overall approach set by RMC. The purpose of their valuation was to provide an opinion of the fair value of a unit of partnership interest, which is determined principally by the fair value of the commercial mortgage loans and real estate owned (REO) held in portfolio (collectively referred to as, the “investment assets”) and the liquidity available to the limited partners, inclusive of redemption price and distribution factors.  The firm understood that the valuation report would be used by the manager for financial and regulatory reporting purposes, specifically FINRA Rule 2310 and NASD Rule 2340.

As of the valuation date, RMI VIII had total assets with a book value of approximately $98.6 million, the primary components of which were $4.1 million in cash, $86.2 million in principal in 47 secured loans, approximately $3.2 million in 4 REO properties, and a $4.3 million formation loan (non-interest bearing receivable from the manager).  Limited partners’ capital was $98.8 million at December 31, 2019.  The indicated value of the investment assets is approximately $103.7 million or $1.05 without the formation loan.

Fair Value of a Unit of Limited Partnership Interest for RMI VIII

Based on the analysis summarized below, RMC concurred with the firm’s conclusion that the fair value of a unit of limited partnership interest, as of the valuation date, is $1.00.

RMI VIII limited partnership units have restrictions on transferability and redemptions, including a maximum total annual redemption of twenty percent (20%) of beginning partners’ capital. The partnership agreement provides that limited partners may withdraw all or a portion of their capital accounts in twenty quarterly installments or longer, as determined by RMC in light of partnership cash flow and subject to the 20% annual maximum for the partnership. A limited partner may liquidate all or a part of the limited partner’s capital account in four quarterly installments, subject to a ten percent (10%) early withdrawal penalty applicable to any sums withdrawn prior to the time when such sums could have withdrawn without penalty.  There is also a limited right of liquidation for an investor’s heirs upon an investor’s death. The partnership has not established a cash reserve from which to fund withdrawals and, accordingly, the Partnership’s capacity to return capital is subject to the availability of cash. A partners’ capital account balance continues to be increased by its pro-rata share of the partnership’s net income in the period during which the balance is being redeemed.

The asset value of the $1 per unit redemption price considering the redemption restrictions and the characteristics of the investment assets and the projected net income therefrom (including during the period the limited partners’ capital is being redeemed) was determined to be $1.05. As redemptions are capped at $1.00 per unit; as there is no market for the partnership interests; and as there are significant restrictions on the transfer of partnership interests, the fair value per unit is determined to be $1.00.

Valuation of the Commercial Mortgage Loan Portfolio

Redwood Mortgage Investors VIII Per Unit Fair Value                                                                                      Page | 2

The fair value of the loan portfolio approximates the book value as evidenced by the nominal gain on sale net of the cost to sell for the loan sales in 2019 and 2018.  In those sales the acquiring bank selected loans to be purchased from a list of loans offered for sale. It is noted that RMI VIII’s loans:

-	Are of shorter terms at origination than commercial real estate loans by institutional lenders;
-	Are written without a prepayment penalty causing uncertainty/ lack of predictability as the expected duration of the loan; and
-	Have limited marketability and are not yet sellable into an established secondary market.

RMC projects credit losses at the time of loan funding to be zero dollars due to the low LTV’s at origination and the location of the collateral in favorable real estate markets (San Francisco Bay Area and California coastal properties primarily). Management reviews the values of collateral periodically to validate the “protective equity.”

Valuation of the REO Portfolio

The net realizable value of the REO portfolio is approximately $3.618 million, representing a premium of approximately $0.4 million to the book value of $3.253 million.

The fair values of the individual properties were taken from appraisals which referenced the most current available market information such as listing agreements, offers, and pending and closed sales.

Sources of Information

RMC provided financial and other information to the firm and it accessed other information from various public, financial, and industry sources. The principal sources of information used in performing the valuation included the following:

°	Draft Form 10-K for the years ended December 31, 2019 and 2018
°	Historical and forecasted capital balances and transactions
°	REO summary at December 31, 2019 of cost, carrying value and fair value/net realizable value
°	Limited Partnership Agreement (sixth amended and restated)
°	Discussions with Management regarding the historical and expected future performance of RMI VIII, as well as related information contained in management reports

Procedures and Analytic Approaches

The firm performed the following customary procedures:

°	Received a description of the subject items;
°	Reviewed the methodologies used to estimate the fair value of the investment assets;
°

Identified the data and assumptions used by RMC in its determinations of fair value of REO and considered the commercial-mortgage-loan sales data uses the price at which similar assets or liabilities are exchanged

The valuation firm primarily utilized the cost or book value analysis to approximate fair value for the assets or liabilities, as there has been no material change (to December 31, 2019) in the underlying structure or

Redwood Mortgage Investors VIII Per Unit Fair Value                                                                                      Page | 3

credit quality since origination as there is limited available market data on RMI VIII’s mortgage loans.

Book value may also approximate fair value for assets or liabilities with a relatively short term to maturity, provided there is little or no risk of material changes before maturity and the disparity between the assets’ or liabilities’ current rate and that of the quoted market rate is minimal. Any mark-to-market adjustment for these short-term assets or liabilities would presumably be immaterial.